May 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: Galectin Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-218112

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, Galectin Therapeutics, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective as of 4:00 p.m. EDT, on June 1, 2017, or as soon thereafter as practicable. The Company also requests that the Commission specifically confirm such effective date and time to the Company and the undersigned.

In connection with the acceleration request, the Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Robert Tritt at (404) 527-8130 or Mr. John Griffee at (404) 527-4157 at Dentons US, LLP.

Very truly yours,

/s/ Jack W. Callicutt
Jack W. Callicutt
Chief Financial Officer